Exhibit 99.1

Akumin Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page
Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Balance Sheets	1

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 28

Akumin Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	September 30, 2020 $	December 31, 2019 $
Assets
Current assets
Cash	27,356,544	23,388,916
Accounts receivable (note 5)	98,994,756	82,867,225
Prepaid expenses and other current assets	2,863,276	3,927,949

	129,214,576	110,184,090
Security deposits and other assets	2,896,928	1,967,053
Property and equipment (note 6)	205,029,175	199,624,371
Goodwill	344,022,630	342,221,551
Intangible assets	7,372,905	9,387,169

Total assets	688,536,214	663,384,234

Liabilities
Current liabilities
Accounts payable and accrued liabilities	32,340,618	26,262,225
Leases (note 8)	12,245,868	10,940,545
Senior loans payable (note 9)	4,380,668	3,705,952
Earn-out liability (note 7)	9,377,106	7,529,962

	58,344,260	48,438,684
Leases (note 8)	138,352,656	126,159,235
Senior loans payable (note 9)	344,810,711	337,178,150
Derivative financial instruments (note 9)	4,905,871	951,702
Subordinated notes payable – earn-out (note 10)	200,000	184,485
Earn-out liability (note 7)	—	7,304,105
Accrued payroll taxes (note 16)	1,516,808	—
Deferred tax liability	177,288	1,571,664

	548,307,594	521,788,025

Shareholders’ equity
Common shares (note 11)	153,309,505	151,997,555
Warrants (note 11)	—	734,379
Contributed surplus	7,298,025	6,149,186
Deficit	(24,115,392)	(20,188,761)

Equity attributable to shareholders of Akumin Inc.	136,492,138	138,692,359
Non-controlling interests	3,736,482	2,903,850

Total shareholders’ equity	140,228,620	141,596,209

Total liabilities and shareholders’ equity	688,536,214	663,384,234

Commitments and contingencies (note 12)
Subsequent events (note 17)

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(1)

Akumin Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and

Comprehensive Income (Loss)

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue
Service fees - net of allowances and discounts	66,586,937	68,223,340	190,381,224	168,588,127
Other revenue	537,503	650,592	1,633,143	1,822,142

	67,124,440	68,873,932	192,014,367	170,410,269

Expenses
Employee compensation	21,373,254	23,793,719	62,071,836	60,457,981
Reading fees	9,507,254	9,475,721	27,853,567	24,242,249
Rent and utilities	2,260,825	2,736,123	8,508,810	6,934,956
Third party services and professional fees	5,396,226	5,121,945	16,502,804	12,637,341
Administrative	2,735,883	3,253,288	9,246,366	8,897,585
Medical supplies and other	2,455,500	1,796,556	6,961,195	4,938,733
Depreciation and amortization	8,668,051	8,142,100	25,773,609	20,907,240
Stock-based compensation	568,375	852,588	1,726,410	2,805,541
Interest expense	11,360,609	9,591,686	31,587,189	18,361,443
Settlement costs (recoveries)	1,611,746	(207,961)	1,418,136	(1,438,662)
Acquisition-related costs	173,621	443,944	473,843	2,993,629
Financial instruments revaluation and other (gains) losses	3,573,180	1,693,061	2,829,043	3,744,575

	69,684,524	66,692,770	194,952,808	165,482,611

Income before income taxes	(2,560,084)	2,181,162	(2,938,441)	4,927,658
Income tax provision (recovery)	(985,609)	(397,519)	(966,144)	147,928

Net income and comprehensive income for the period	(1,574,475)	2,578,681	(1,972,297)	4,779,730
Non-controlling interests	852,770	590,517	1,954,334	1,583,893

Net income (loss) attributable to common shareholders	(2,427,245)	1,988,164	(3,926,631)	3,195,837

Net income (loss) per share
Basic and diluted	(0.03)	0.03	(0.06)	0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(2)

Akumin Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Common		Contributed		Non-controlling	Total
	shares	Warrants	surplus	Deficit	interest	equity
	$	$	$	$	$	$
Balance as at December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736
Net income and comprehensive income	—	—	—	3,195,837	1,583,893	4,779,730
Issuance of common shares –net of issuance costs Acquisition consideration	23,437,500	—	—	—	—	23,437,500
RSUs and Warrants exercised	2,593,329	(569,733)	(712,450)	—	—	1,311,146
Warrants expired	—	(389,913)	389,913	—	—	—
Stock-based compensation expense	—	—	2,805,541	—	—	2,805,541
Payment to non-controlling interests	—	—	—	—	(1,285,319)	(1,285,319)

Balance as at September 30, 2019	149,777,252	783,264	7,571,380	(23,444,336)	2,765,774	137,453,334
Balance as at December 31, 2019	151,997,555	734,379	6,149,186	(20,188,761)	2,903,850	141,596,209
Net income and comprehensive income	—	—	—	(3,926,631)	1,954,334	(1,972,297)
RSUs settled	1,311,950	—	(1,311,950)	—	—	—
Warrants expired	—	(734,379)	734,379	—	—	—
Stock-based compensation expense	—	—	1,726,410	—	—	1,726,410
Payment to non-controlling interests	—	—	—	—	(1,121,702)	(1,121,702)

Balance as at September 30, 2020	153,309,505	—	7,298,025	(24,115,392)	3,736,482	140,228,620

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Akumin Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Nine-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2020	2019
	$	$
Cash flows provided by (used in)
Operating activities
Net income for the period	(1,972,297)	4,779,730
Adjustments for:
Depreciation and amortization	25,773,609	20,907,240
Stock-based compensation	1,726,410	2,805,541
Interest expense-accretion of debt and paid-in-kind interest	4,137,477	1,184,446
Deferred income tax expense (recovery)	(1,394,376)	(422,056)
Financial instruments revaluation and other (gains) losses	2,829,043	3,744,575
Changes in non-cash working capital
Accounts receivable	(16,127,531)	(21,624,658)
Prepaid expenses, security deposits and other assets	541,570	(1,061,267)
Accounts payable and accrued liabilities	7,352,996	459,501

	22,866,901	10,773,052

Investing activities
Property and equipment and intangible assets	(9,419,170)	(9,338,197)
Business acquisitions – net of cash acquired	(3,198,634)	(201,095,758)

	(12,617,804)	(210,433,955)

Financing activities
Loan proceeds	6,300,000	333,600,000
Loan repayments	(2,777,651)	(112,963,650)
Issuance costs – loans	(2,682,062)	(14,781,765)
Leases – principal payments	(6,000,054)	(6,569,933)
Subordinated notes	—	(1,500,000)
Common shares	—	1,311,146
Payment to non-controlling interests	(1,121,702)	(1,285,319)

	(6,281,469)	197,810,479

Increase (decrease) in cash during the period	3,967,628	(1,850,424)
Cash – Beginning of period	23,388,916	19,326,412

Cash – End of period	27,356,544	17,475,988

Supplementary information
Interest expense paid	27,546,617	17,280,037
Income taxes paid	1,253,786	560,388

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed interim consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The key services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care, capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (IFRS) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2019 consolidated financial statements, except for changes to the accounting policies described in note 3.

The condensed interim consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

On November 11, 2020, the Board of Directors (the Board) authorized the condensed interim consolidated financial statements for issuance.

(5)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

3	Summary of significant accounting policies

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 consolidated financial statements, except as described below relating to the amendments to IFRS 3, IAS 1 and IAS 8 which became effective January 1, 2020.

Definition of a Business – Amendments to IFRS 3: The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

Definition of Material – Amendments to IAS 1 and IAS 8: The IASB has made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, and clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

The adoption of the amendments to these standards did not have a material impact on the interim consolidated financial statements in the current or comparative periods. The Company was not required to make retrospective adjustments as a result of adopting these standards.

(6)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

4	Business combinations

i)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Coral Springs, Florida, for cash consideration of approximately $2.1 million (Coral Springs Acquisition). In accordance with the transaction agreement, $100,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller during June 2020. This asset acquisition was considered a business combination under IFRS 3. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Current assets
Prepaid expenses	32,961
Non-current assets
Security deposits	368,601
Property and equipment	412,400
Right-of-use property and equipment	2,427,618

3,241,580

Liabilities assumed
Non-current liabilities
Leases	2,427,618

Net assets acquired	813,962
Goodwill	1,274,764

Purchase price	2,088,726

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed interim consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $2.9 million and income before tax of approximately $0.4 million to the Company’s consolidated results for the nine months ended September 30, 2020.

(7)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

ii)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Crystal Lake, Illinois, for cash consideration of approximately $1.2 million (Crystal Lake Acquisition). In accordance with the transaction agreement, $60,000 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller during June 2020. This asset acquisition was considered a business combination under IFRS 3. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Non-current assets
Security deposits	5,799
Property and equipment	820,000
Right-of-use property	554,830

1,380,629

Liabilities assumed
Non-current liabilities
Leases	554,830

Net assets acquired	825,799
Goodwill	400,000

Purchase price	1,225,799

This acquisition was an opportunity for the Company to increase its presence in Illinois. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed interim consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.7 million and income before tax of approximately $0.1 million to the Company’s consolidated results for the nine months ended September 30, 2020.

iii)

On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centres in El Paso, Texas, for cash consideration of $11 million (El Paso Acquisition). The cash purchase price was decreased during 2020 by approximately $16 thousand due to working capital adjustments in accordance with the purchase agreement. The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

(8)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

	2020	2019
	$	$
Assets acquired
Current assets
Accounts receivable	1,275,726	1,275,726
Prepaid expenses	19,789	19,789

	1,295,515	1,295,515
Non-current assets
Property and equipment	3,922,481	3,922,481
Real estate (right-of-use)	3,683,989	3,683,989
Intangible assets	720,000	720,000

	9,621,985	9,621,985

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,174,040	1,024,631
Non-current liabilities
Leases	3,683,989	3,683,989

	4,858,029	4,708,620

Net assets acquired	4,763,956	4,913,365
Goodwill	6,220,153	6,086,635

Purchase price	10,984,109	11,000,000

iv)

On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centres in West Palm Beach, Florida, for cash consideration of approximately $18 million (West Palm Beach Acquisition). The cash purchase price was decreased during 2020 by approximately $0.1 million due to working capital adjustments in accordance with the purchase agreement. The Company has made a fair value determination of the acquired assets and assumed liabilities as at the date of acquisition, as follows. The intangible assets consist of the trade name and covenants not to compete.

(9)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

	2020	2019
	$	$
Assets acquired
Current assets
Accounts receivable	2,085,491	2,085,491
Prepaid expenses	90,454	90,454

	2,175,945	2,175,945
Non-current assets
Security deposits	9,000	9,000
Property and equipment	2,432,234	2,432,234
Real estate (right-of-use)	13,625,521	13,625,521
Intangible assets	1,080,000	1,080,000

	19,322,700	19,322,700

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,404,268	1,311,471
Non-current liabilities
Finance leases	587,434	587,434
Leases (right-of-use)	13,625,521	13,625,521

	15,617,223	15,524,426

Net assets acquired	3,705,477	3,798,274
Goodwill	14,064,109	14,071,312

Purchase price	17,769,586	17,869,586

5	Accounts receivable

	September 30, 2020 $	December 31, 2019 $
Accounts receivable	130,961,119	99,764,858
Less: Allowance for credit losses	(31,966,363)	(16,897,633)

	98,994,756	82,867,225

The allowance for credit losses includes a provision for credit losses expense for the three and nine months ended September 30, 2020 of $4,523,644 and $15,068,731, respectively (2019 – $4,405,139 and $8,587,754).

(10)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

6	Property and equipment and real estate and equipment (right-of-use assets)

Property and equipment

	Furniture and fixtures $	Office equipment $	Leasehold improvements $	Medical equipment $	Equipment under finance leases $	Computer equipment $	Total $
Cost
Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Additions	403,232	3,123	3,337,565	8,560,670	4,722,252	71,915	17,098,757
Business acquisitions	7,650	23,252	3,974,790	13,722,000	587,434	13,529	18,328,655
Disposals	—	—	—	(2,176,457)	—	—	(2,176,457)

Balance – December 31, 2019	1,088,236	214,612	17,393,839	75,665,771	14,971,916	194,770	109,529,144
Additions	234,870	12,640	850,791	8,359,104	5,991,365	46,149	15,494,919
Business acquisitions	—	—	—	1,232,400	—	—	1,232,400
Disposals	(9,543)	(16,220)	(52,006)	(1,684,546)	(333,334)	—	(2,095,649)

Balance – September 30, 2020	1,313,563	211,032	18,192,624	83,572,729	20,629,947	240,919	124,160,814

Accumulated depreciation
Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Depreciation	100,866	33,790	1,342,980	10,811,469	1,654,528	28,471	13,972,104
Disposals	—	—	—	(1,146,451)	—	—	(1,146,451)

Balance – December 31, 2019	277,684	151,077	3,158,717	24,724,075	5,133,635	91,066	33,536,254
Depreciation	101,922	27,421	1,255,647	9,661,372	2,307,222	36,339	13,389,923
Disposals	(1,541)	(3,039)	(12,292)	(571,115)	(203,938)	—	(791,925)

Balance – September 30, 2020	378,065	175,459	4,402,072	33,814,332	7,236,919	127,405	46,134,252

Net book value
December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588
December 31, 2019	810,552	63,535	14,235,122	50,941,696	9,838,281	103,704	75,992,890
September 30, 2020	935,498	35,573	13,790,552	49,758,397	13,393,028	113,514	78,026,562

(11)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

Depreciation expense for the three and nine months ended September 30, 2020 was $4,591,715 and $13,389,923, respectively (2019 – $3,750,222 and $9,902,454). During the three and nine months ended September 30, 2020, the Company had net disposals of $522,819 and $1,303,724, respectively (2019 – $91,549 and $189,711).

Real estate and equipment (right-of-use assets)

	Equipment $	Real estate $	Total $
Cost
Balance – December 31, 2019	4,301,981	131,363,021	135,665,002
Additions	50,295	13,066,595	13,116,890
Business acquisitions	28,137	2,954,311	2,982,448
Disposals	(144,673)	(2,913,188)	(3,057,861)

Balance – September 30, 2020	4,235,740	144,470,739	148,706,479

Accumulated depreciation
Balance – December 31, 2019	1,055,984	10,977,537	12,033,521
Depreciation	921,491	9,442,519	10,364,010
Disposals	(144,673)	(548,992)	(693,665)

Balance – September 30, 2020	1,832,802	19,871,064	21,703,866

Net book value
December 31, 2019	3,245,997	120,385,484	123,631,481
September 30, 2020	2,402,938	124,599,675	127,002,613

Depreciation expense for the three and nine months ended September 30, 2020 was $3,416,650 and $10,364,010, respectively (2019 – $3,441,947 and $9,548,022). During the three and nine months ended September 30, 2020, the Company had net disposals of $412,159 and $2,364,196, respectively (2019 – $650,121 and $857,898).

7	Earn-out liability (ADG Acquisition)

	September 30, 2020 $	December 31, 2019 $
ADG Acquisition – earn-out	9,377,106	14,834,067
Less: Current portion of ADG Acquisition – earn-out	(9,377,106)	(7,529,962)

Non-current portion of ADG Acquisition – earn-out	—	7,304,105

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC (Georgia business), is subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

(12)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

The value of the ADG Acquisition – earn-out liability was estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability (it is considered a Level 3 liability as described in note 14; this liability was subsequently settled as noted below). Subsequently, the ADG Acquisition – earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019, at approximately $8.3 million as at March 31, 2020 and at approximately $6.2 million as at June 30, 2020 and the respective changes in fair value were recognized in financial instruments revaluation in the related condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As of September 30, 2020, this liability was revalued at approximately $9.4 million based on a settlement reached pursuant to the terms of the agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the related condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As discussed in note 17, 50% of this liability was paid in November 2020 and the balance is to be paid in May 2021 pursuant to the process outlined in the related purchase agreement, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

8	Lease liabilities

Finance

As at September 30, 2020, the Company’s finance lease liabilities were $13,453,771 (December 31, 2019 – $8,415,404). Of these obligations, the liabilities due within one year were $2,907,779. Interest expense accrued and paid during the three and nine months ended September 30, 2020 was $164,947 and $461,400, respectively (2019 – $73,658 and $189,940) and lease payments were $390,939 and $905,296, respectively (2019 – $214,782 and $639,259).

Other

As at September 30, 2020, the Company’s other lease liabilities were $137,144,753 (December 31, 2019 – $128,684,376). Of these obligations, the liabilities due within one year are $9,338,089. Interest expense accrued and paid during the three and nine months ended September 30, 2020 was $2,450,640 and $7,302,497, respectively (2019 – $1,927,858 and $5,205,050) and lease payments were $2,265,595 and $5,094,758, respectively (2019 – $2,138,120 and $5,930,674).

9	Senior loans payable

The Amended May 2019 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

Amended May 2019 Loans

On June 2, 2020, the Company entered into an amendment to its senior credit agreement which amended the credit agreement signed effective May 31, 2019 (such amended credit agreement, the Amended May 2019 Credit Agreement). Under the terms of the Amended May 2019 Credit Agreement, the Company received in May 2019 a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of

(13)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

$66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, which was increased to $69,000,000 on June 2, 2020 (the Revolving Facility, and together with the Term Loans, the Amended May 2019 Loans). In addition, among other things, the amendment adjusted Akumin’s leverage and fixed charge ratios for the four quarters ended March 31, 2021, providing the Company with greater flexibility in its financial ratio covenants. Sixteen million dollars of the Term Loan A was subject to a delayed draw, which was drawn by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the Amended May 2019 Loans is five years from May 31, 2019. The Amended May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle the Syndicated Loans for $112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the Amended May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million. The fair value of the Amended May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14). As at December 31, 2019, the Amended May 2019 Loans had a balance of approximately, $339.4 million. In June 2020, the amendment costs related to the Amended May 2019 Credit Agreement were netted against the balance of the Amended May 2019 Loans. The above-noted amendment to the senior credit agreement in June 2020 was considered debt modification for accounting purposes and a loss of approximately $3.3 million was recognized as a result of this amendment in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at September 30, 2020, the Amended May 2019 Loans had an amortized cost balance of approximately, $348 million. As discussed in note 17, the Amended May 2019 Loans and related accrued and unpaid interest and costs were settled completely on November 2, 2020 using proceeds of the 2025 Senior Notes.

	September 30, 2020 $	December 31, 2019 $
Term Loan A and Revolving Facility	93,629,000	87,824,000
Term Loan B	254,388,971	251,612,775
Less: Current portion	(3,980,000)	(3,320,000)

	344,037,971	336,116,775

Subject to the provisions described below, the minimum annual principal payments with respect to the Amended May 2019 Loans (face value) are as follows.

a)	Term Loan A and Revolving Facility

$
October 1, 2020 to December 31, 2020	165,000
2021	1,980,000
2022	3,795,000
2023	4,290,000
2024	83,399,000

93,629,000

(14)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

b)	Term Loan B

$
October 1, 2020 to December 31, 2020	665,000
2021	2,660,000
2022	2,660,000
2023	2,660,000
2024	258,465,398

267,110,398

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans (which were settled in 2019). The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at September 30, 2020 represented an asset to the Company of $8. As discussed in note 17, this derivative financial instrument was terminated and settled completely on November 2, 2020.

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended in November 2019 and February 2020), with a financial institution in order to mitigate interest rate risk under the variable interest rate Term Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum, and (ii) a floor rate of 1.1475% (LIBOR) per annum. There was no upfront cost of this derivative financial instrument. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the Company as at September 30, 2020 represented a liability to the Company of $4,905,871. As discussed in note 17, this derivative financial instrument was terminated and settled completely on November 2, 2020.

Changes in the fair value of these derivatives are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss).

The Amended May 2019 Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the Amended May 2019 Credit Agreement):

•	Interest

The interest rates payable on the Amended May 2019 Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. As part of the amendments on June 2, 2020, an additional paid-in-kind interest accrues on the outstanding Term B Loans from time to time, which interest rate shall be (i) 2.00% per annum from June 2, 2020 to March 31, 2021, and (ii) thereafter the applicable

(15)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

percentage per annum will be determined by reference to the leverage ratio thresholds in the Amended May 2019 Credit Agreement. All advances under the Amended May 2019 Loans are currently classified as Eurodollar Rate Loans. The annualized effective interest rate under the Amended May 2019 Credit Agreement as at September 30, 2020 was approximately 7.6% per annum (September 30, 2019 – 8.1%). With respect to interest rate sensitivity as at September 30, 2020, a 1% increase in variable interest rates would have increased interest expense for the nine-month period ended September 30, 2020 by approximately $0.4 million (2019 – $1.1 million).

•	Payments

The minimum principal payment schedule for the Amended May 2019 Loans is noted herein.

•	Termination

The termination date of the Amended May 2019 Loans is the earliest of (i) May 31, 2024 and (ii) the date on which the obligations become due and payable pursuant to the Amended May 2019 Credit Agreement.

•	Restrictive covenants

In addition to certain covenants, the Amended May 2019 Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

•	Financial covenants

The Amended May 2019 Credit Agreement contains financial covenants including certain leverage ratios and a limit on annual capital expenditures.

The Company is in compliance with the financial covenants and has no events of default under the Amended May 2019 Credit Agreement as at September 30, 2020.

•	Events of default

In addition to the above noted financial covenants, events of default under the Amended May 2019 Credit Agreement include, among others, failure to pay principal of or interest on any Amended May 2019 Loans when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the Amended May 2019 Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(16)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

•	Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the Amended May 2019 Loans.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation at a clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14). As at September 30, 2020, the Wesley Chapel Loan had an amortized cost balance of approximately, $1.2 million.

	September 30, 2020 $	December 31, 2019 $
Wesley Chapel Loan	1,173,408	1,447,327
Less: Current portion	(400,668)	(385,952)

	772,740	1,061,375

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
October 1, 2020 to March 31, 2020	98,301
2021	405,698
2022	426,454
2023	296,356

1,226,809

The Wesley Chapel Loan provides for the following terms:

•	Interest

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination

August 15, 2023.

(17)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants

None.

•	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at September 30, 2020.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

10	Subordinated notes payable – earn-out

	September 30, 2020 $	December 31, 2019 $
Subordinated note – earn-out	200,000	184,485

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14; this liability was subsequently settled as noted below).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the 2019 consolidated statements of net income (loss) and comprehensive income (loss).

(18)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

According to the Subordinated Note, the Company is subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 14; this liability was subsequently settled as noted below). The Subordinated Note – Earn-out was revalued at $200,000 as at September 30, 2020 and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As discussed in note 17, any liability relating to Subordinated Note – Earn-out or otherwise related to the Subordinated Note was terminated and settled completely for $200,000 on October 23, 2020.

Payments and termination

Under the Subordinated Note agreement, prior to May 11, 2022 (the Maturity Date), the Company may repay, without penalty, all or any portion of the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note agreement places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note agreement include failure to pay any Subordinated Note – Earn-out, once earned, together with interest when due, defaults in complying with terms of the Subordinated Note agreement, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare any Subordinated Note – Earn-out, once earned, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(19)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note – Earn-out is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note agreement as at September 30, 2020.

(20)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

11	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $
December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	—	—	—	1,559,418	6,250,000	24,996,918
RSUs and warrants exercised	1,219,653	4,813,632	(436,497)	(569,733)	(783,156)	(2,932,753)	—	1,311,146
Warrants expired	—	—	(288,015)	(438,798)	—	—	(288,015)	(438,798)

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	—	—	—	—	—	14,138	—	14,138
RSUs and warrants exercised	337,500	1,311,950	—	—	(337,500)	(1,311,950)	—	—
Warrants expired	—	—	(525,000)	(734,379)	—	—	(525,000)	(734,379)

September 30, 2020	70,178,428	153,309,505	—	—	—	—	70,178,428	153,309,505

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the condensed interim consolidated financial statements.

(21)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

During the nine months ended September 30, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2019, the following equity issuances occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants were scheduled to expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry during the three months ended March 31, 2019.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended June 30, 2019, the following equity issuances occurred at the Company:

i)	The Company issued approximately $23 million in equity (6,250,000 common shares at $3.75 per share, the closing price as of May 31, 2019) to certain sellers in connection with the ADG Acquisitions.

ii)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.

iii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019.

c)	During the three months ended September 30, 2019, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company:

i)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares. The remaining 256,002 of these warrants were not exercised into common shares and expired on August 8, 2019.

During the nine months ended September 30, 2020, the following equity issuances occurred at the Company.

a)	During the three months ended March 31, 2020, the following equity issuances occurred at the Company:

(22)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

ii)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

b)	During the three months ended June 30, 2020, the following equity issuances occurred at the Company:

i)

As at March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020 and they were settled for common shares in accordance with the terms of the RSU Plan as follows. 10,000 of these RSUs were settled for common shares in April 2020 and the remaining RSUs were settled for common shares in June 2020. As at June 30, 2020 and since then, the Company has had no RSUs outstanding.

iii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

c)	During the three months ended September 30, 2020, there were no equity issuances at the Company.

The stock-based compensation related to RSUs, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2020 was $nil and $14,138, respectively (2019 – $441,532 and $1,352,870).

The stock-based compensation related to stock options, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2020, was $568,375 and $1,712,272, respectively (2019 – $411,056 and $1,452,671).

12	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Management believes a loss is probable in connection with the settlement of a government investigation that relates predominantly to historical reimbursements paid under federal healthcare programs to subsidiaries or professional services affiliates of the Company. Management estimates the amount of the loss to be around $0.7 million to $0.9 million and that it would be paid prior to December 31, 2020. As a result, at September 30, 2020, a provision for this matter is included in accounts payable and accrued liabilities.

(23)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

Commencing during Q1 2020 and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental credit losses beyond what is currently expected and potential future reduction in revenue and income and asset impairments.

13	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

14	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases (current portion) approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

(24)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

	September 30, 2020 $	December 31, 2019 $
Amended May 2019 loans payable	372,502,600	360,596,500
Wesley Chapel Loan payable	1,216,100	1,483,830
Subordinated note – earn-out	200,000	184,485
ADG Acquisition – earn-out	9,377,106	14,834,067
Derivative financial instruments	4,905,863	951,105

	388,201,669	378,049,987

Financial instruments recorded at fair value on the condensed interim consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Amended May 2019 Loans, Wesley Chapel Loan, Subordinated Note – Earn-out and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Note – Earn-out and ADG Acquisition – Earn-out were subsequently remeasured at fair value under the Level 3 category (these liabilities were subsequently settled as discussed in note 7 and 10, respectively).

There were no transfers between levels during the three and nine months ended September 30, 2020 and the twelve months ended December 31, 2019. A transfer is made between levels during the period that a financial instrument meets the relevant criteria.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(25)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	September 30, 2020 $	December 31, 2019 $
Cash	27,356,544	23,388,916
Accounts receivable	98,994,756	82,867,225

Financial assets measured at amortized cost	126,351,300	106,256,141

Accounts payable and accrued liabilities	32,340,618	26,262,225
Short-term portion of senior loans payable	4,380,668	3,705,952
Short-term portion of leases	12,245,868	10,940,545
Long-term portion of senior loans payable	344,810,711	337,178,150
Long-term portion of leases	138,352,656	126,159,235

Financial liabilities measured at amortized cost	532,130,521	504,246,107

Subordinated note – earn-out	200,000	184,485
ADG Acquisition – earn-out	9,377,106	14,834,067
Derivative financial instruments	4,905,863	951,105

Measured at fair value through profit or loss	14,482,969	15,969,657

15	Basic and diluted income (loss) per share

	Three-month period ended September 30, 2020 $	Three-month period ended September 30, 2019 $	Nine-month period ended September 30, 2020 $	Nine-month period ended September 30, 2019 $
Net income (loss) attributable to common shareholders	(2,427,245)	1,988,164	(3,926,631)	3,195,837

Weighted average common shares outstanding
Basic	70,178,428	69,215,272	70,075,828	65,517,233
Diluted	70,178,428	70,736,802	70,075,828	67,038,763
Income (loss) per share
Basic and diluted	(0.03)	0.03	(0.06)	0.05

16	CARES Act

i)

During April 2020, the Company received approximately $1.1 million in grant under the first appropriation made by the U.S. Health and Human Services (HHS) to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Additional grants may be available to the Company through subsequent appropriations under this program. The grants received are recorded in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) in the category “Settlement costs and other (recoveries)”.

(26)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

ii)

During April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be repaid beginning one year after their receipt through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the condensed interim consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

iii)

The CARES Act allows employers to defer the deposit and payment of the employer’s share of Social Security taxes. As of September 30, 2020, such taxes were approximately $1.5 million and are recorded in the condensed interim consolidated balance sheets in the category “Accrued payroll taxes”.

17	Subsequent events

i)	On October 23, 2020, the Company paid $200,000 to completely settle the Subordinated Note – Earn-out.

ii)

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the 2025 Senior Notes). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans and Revolving Facility and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance has been retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned restricted subsidiaries, including professional service affiliates of the Company and the guarantors.

iii)

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the November 2020 Revolving Credit Agreement) with BBVA USA, as administrative and collateral agent to provide for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the November 2020 Revolving Facility), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the November 2020 Revolving Facility Maturity Date); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions.

(27)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

September 30, 2020

(expressed in US dollars unless otherwise stated)

iv)

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition—Earn-out at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of the value of ADG Acquisition—Earn-out (approximately $4.7 million) was paid within 5 business days after the value was finally determined and the balance is to be paid 6 months thereafter, in May 2021.

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